UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Fourth Quarter and Full Year 2015 Results of International Game Technology PLC; Quarterly Dividend; Director Resignation

On March 17, 2016, International Game Technology PLC (the “Company”) reported results for the fourth quarter and full year ended December 31, 2015.

On March 17, 2016, the Company announced that its Board of Directors declared an interim cash dividend of $0.20 per share on its ordinary shares.  The dividend is payable on April 14, 2016 to holders of record as of the close of business on March 31, 2016.

On March 17, 2016, the Company announced that Tracey Weber resigned from the Company’s Board of Directors, effective March 16, 2016.

A copy of the press release relating to the above matters is set forth in Exhibit 99.1, which is being furnished herewith.  In addition, two slide presentations relating to the results are set forth in Exhibit 99.2 and Exhibit 99.3, which are being furnished herewith.

Exhibit Number	Description

99.1	Press Release “International Game Technology PLC Reports Fourth Quarter and Full Year 2015 Results,” dated March 17, 2016
99.2	Presentation “2015 Full Year Results Ended December 31, 2015,” dated March 17, 2016
99.3	Presentation “Historical Pro Forma KPIs,” dated March 17, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2016	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

Exhibit Number	Description

99.1	Press Release “International Game Technology PLC Reports Fourth Quarter and Full Year 2015 Results,” dated March 17, 2016
99.2	Presentation “2015 Full Year Results Ended December 31, 2015,” dated March 17, 2016
99.3	Presentation “Historical Pro Forma KPIs,” dated March 17, 2016